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EXHIBIT 99.2

news release

FALCONBRIDGE'S ALTONORTE SMELTER STARTS MOLYBDENUM
PRODUCTION AFTER COMPLETING ROASTER TRANSFORMATION

TORONTO, July 14, 2005 — Falconbridge Limited (TSX:FAL.LV)(NYSE:FAL) today announced that the Altonorte copper smelter near Antofagasta, in Northern Chile, has completed the modification work on a former copper roaster and has started producing molybdenum trioxide. The $6-million project was designed earlier this year and construction began in March. The modification project was completed on time and on budget. Production started on June 29th and achieved design capacity run rate of 32 tonnes of molybdenum concentrate per day after a week and a half.

"The availability of an unutilized copper roaster proved to be very beneficial to the Altonorte smelter," said Manuel Matta, the smelter's General Manager. "With some modifications to the equipment and the addition of state-of-the-art control systems, we were able to develop a new business that complements our core copper and sulphuric acid products very well."

The modifications involved changing the material-handling systems and the addition of dedicated environmental control equipment. The final product for sale is molybdenum trioxide. Molybdenum's European average price for the second quarter of 2005 was US$35.62 per pound.

Falconbridge Limited is a leading copper and nickel company with investments in fully-integrated zinc and aluminum assets. Its primary focus is the identification and development of world-class copper and nickel mining deposits. It employs 16,000 people at its operations and offices in 18 countries. Falconbridge's common shares are listed on the New York Stock Exchange (FAL) and the Toronto Stock Exchange (FAL.LV). Falconbridge's website can be found at www.falconbridge.com.

For further information:
Denis Couture
Vice-President, Investor Relations, Communications
and Public Affairs
(416) 982-7020
denis.couture@toronto.norfalc.com

Ian Hamilton
Director, Communications and Public Affairs
(416) 982-7161
ian.hamilton@toronto.norfalc.com
www.falconbridge.com

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FALCONBRIDGE'S ALTONORTE SMELTER STARTS MOLYBDENUM PRODUCTION AFTER COMPLETING ROASTER TRANSFORMATION